

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

December 15, 2017

Via E-Mail
Michael V. Shustek
Chief Executive Officer
MVP REIT, Inc.
8880 W. Sunset Road
Suite 340
Las Vegas, Nevada 89148

> **Re: MVP REIT, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 24, 2017**
> **Form 10-Q for the period ended June 30, 2017**
> **Filed August 15, 2017**
> **Form 10-Q for the period ended September 30, 2017**
> **Filed November 14, 2017**
> **Response dated November 21, 2017**
> **File No. 000-55761**

Dear Mr. Shustek:

We have reviewed your November 21, 2017 response to our comment letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2016

Note I – Acquisitions, page 87

1. We note your response to comment 1 relating to your tenant-in-common interest in the Mabley Place Garage, LLC. Please provide us a full evaluation under the ASC

810 variable interest model. In addition, provide us your analysis of ASC 970-810-20, ASC 970-810-45-1 and ASC 970-323-25-12.

You may contact Jorge L. Bonilla, Staff Accountant at (202) 551-3414 or me at (202) 551-3856 with any questions.

Sincerely,

/s/ Shannon Sobotka

Shannon Sobotka
Staff Accountant
Office of Real Estate and
Commodities